United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

Commission File Number 2-40764

Kansas City Life Insurance Company Savings and Profit Sharing Plan
A. (Full Title of Plan)

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565
B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2003, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2003, and the related schedule thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life
Insurance Company
Savings and Profit Sharing Plan

Financial Statements
and
Supplemental Schedules

2003

Statement of Net Assets Available for Plan Benefits............... 1
Statement of Changes in Net Assets Available for Plan Assets 2
Notes to Financial Statements................................................ 3
Supplemental Schedules
Schedule of Assets (Held at end of Year)............................... 8
Schedule of Reportable Transactions..................................... 9
Report of Independent Registered Public Accounting Firm

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
(Amounts in thousands)

                                                                                   December 31
                                                                              2003            2002

                                              Assets
  Investments:
    Participant directed:
       Mutual funds, at fair value                                          $ 17,185          14,045
       Guaranteed interest contract, at contract value                         5,545           6,405
       Kansas City Life Insurance Company common stock, at fair value          3,041           2,583
    Non-participant directed:
       Kansas City Life Insurance Company common stock, at fair value         29,742          27,859
       Participant loans, at unpaid balances                                   1,361           1,327

           Total investments                                                  56,874          52,219

  Cash                                                                           245             244

           Net assets available for plan benefits                           $ 57,119          52,463

See accompanying notes to financial statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Statement of Changes in Net Asset Available for Plan Benefits
(Amounts in thousands)

                                                                              2003
                                                                              Non-
                                                          Participant      participant
                                                           directed         directed          Total

Additions to net assets attributed to:
    Investment income:
       Interest income                                       $ 275             $ 77            $ 352
       Dividend income                                          71              718              789
       Net appreciation in fair value
          of investments                                     4,242            4,793            9,035

          Net investment income                              4,588            5,588           10,176

    Contributions:
       Participants                                          2,412                -            2,412
       Employer                                                  -            1,348            1,348

                Total contributions                          2,412            1,348            3,760

                Total additions                              7,000            6,936           13,936

Distributions to participants and beneficiaries             (4,299)          (4,981)          (9,280)

Interfund transfers                                             43              (43)               -

             Net increase                                    2,744            1,912            4,656

Net assets available for plan benefits:
    Beginning of year                                       23,167           29,296           52,463

    End of year                                           $ 25,911         $ 31,208         $ 57,119

See accompanying notes to financial statements.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes To Financial Statements
(Amounts in tables are stated in thousands)

Description of Plan

The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan's provisions.
The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions. The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company. The Plan has three trustees who are also officers of the Company.
Eligibility
Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as of the first business day of the month following his or her hire date or subsequently reaching age 21. After completing one year of employment with a minimum of 1,000 hours of employment, an employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan.
Contributions
Participants may elect to contribute to the Plan any percentage not to exceed 100% of their unreduced monthly base salary subject to maximum contribution limitations established by the Internal Revenue Service (IRS). Contribution percentages can only be changed once in any six-month period. The maximum contribution for any participant who is classified as highly compensated is 6%. Participants who attained the age of 50 before the end of the current plan year were eligible to make catch-up elective contributions.
The Company matches participant contributions up to 6% of the participant's salary. The Company may also contribute a profit sharing amount of up to 4% of salary. The Company's contributions are made in common stock of the Company. The Company did not make a profit sharing contribution for 2003.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant's vested account. Participants are allowed to direct the investment of their contributions among the nine funds offered by the Plan. Fund allocation changes can be made monthly.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes To Financial Statements

Vesting
Participants are vested immediately in their contributions plus actual earnings there on. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions.
Participant Loans
Participants may request a loan from the 401(k) portion of their elective accounts under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the Internal Revenue Code Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant's accounts and bear interest at current market rates that range from 4.75% to 10.0%. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an annuity providing for equal monthly installments for a period of 120 months certain and for the remainder of his or her lifetime.
Forfeited Accounts Forfeited balances under the Plan are used to reduce the Company's matching contributions. Forfeited balances were $14,000 for 2003.

Summary of Significant Accounting Policies

Basis of Presentation The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The investments of the Plan in mutual funds are reported at fair value based upon the net asset value of the mutual fund shares held. The investments in Company common stock are reported at fair value based upon average price on December 31.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes To Financial Statements

Investments in the Guaranteed Interest Account are reported at the contract value as stated in the guaranteed interest contract, which approximates fair value. Participant loans are valued at unpaid balances, which approximates fair value. The cost of investments sold is determined on the average cost basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.
Expenses With the exception of mutual fund administrative fees, all costs associated with the administration of the Plan are borne by the Company.
Payments of Benefits Benefits are recorded when paid.

Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:
                                                                      December 31
                                                                  2003          2002
         Participant Directed:
         American Century Growth Stock Fund                     $ 4,649       $ 3,948
         Kansas City Life Insurance Company common stock          3,041         2,583
         MetLife Managed Guaranteed Interest Contract             5,545         6,405
         Fidelity Value Fund                                      4,568         3,630

         Non-Participant Directed:
         Kansas City Life Insurance Company common stock         29,742        27,859
The fair value of the Plan's investments has changed during 2003 as follows:

                                                                                       Net
                                                                                   Appreciation
                                                               Fair Value         In Fair Value
         Participant Directed:
         Mutual Funds                                              $ 17,185               $ 3,751
         Guaranteed Interest Contract                                 5,545                     -
         Kansas City Life Insurance Company common stock              3,041                   491

         Non-Participant Directed:
         Kansas City Life Insurance Company common stock             29,742                 4,793
         Total                                                     $ 55,513               $ 9,035

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes To Financial Statements

Guaranteed Interest Contract

The Plan entered into a fully benefit-responsive guaranteed interest contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan from MetLife. Contract value represents contributions made under the contract plus earnings and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for 2003 and 6% for 2002. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting purposes.

Tax Status

The IRS has issued a determination letter dated July 22, 2002 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. However, the Plan has been amended since the determination letter was received. The Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. If the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs, whether because of retirement, termination, death, disability or voluntary withdrawal of funds, any amounts distributed comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant shall be taxed to the participant at the tax rate then in effect.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company's Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants' accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Notes To Financial Statements

Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

                                                                          December 31
                                                                      2003            2002
             Net assets available for benefits per
                        the financial statements                    $57,119          $52,463
             Amounts allocated to withdrawing participants             (490)            (276)
             Net assets available for benefits per the Form 5500    $56,629          $52,187
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to the Form 5500:
             Benefits paid to participants per the financial statements                $9,280
             Add: Amounts allocated to withdrawing participants
                        at December 31, 2003                                              490
             Less: Amounts allocated to withdrawing participants
                       at December 31, 2002                                              (276)
             Benefits paid to participants per Form 5500                               $9,494
Amounts allocated to withdrawing participants are recorded on the Form 5500.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2003
 (Amounts in thousands)

                ( b )
         Identity of issue,                              ( c )                                                  ( e )
         borrower, lessor or      Description of investCurrentcluding maturity date,           (d)             Current
( a )       similar party         rate of interest, collateral, par, or maturity value         Cost             Value

        Participant directed investments:
        Common stock:
  *                             Kansas City Life Insurance Company                              $ 1,729           $ 3,041

        Mutual funds:
                                American Century Growth Stock Fund                                5,510             4,649
                                Vanguard Bond Index Fund                                            931               953
                                Templeton Foreign Fund                                            2,109             2,460
                                Vanguard Balanced Index Fund                                      1,592             1,732
                                Fidelity Value Fund                                               3,471             4,568
                                Vanguard Index Trust-Extended Market Fund                         1,982             2,033
                                Vanguard 500 Index Fund                                             738               790
                                    Total mutual funds                                           16,333            17,185

        Guaranteed interest contract:
                                MetLife Managed Guaranteed Interest Contract                      5,545             5,545

             Total participant directed investments                                            $ 23,607          $ 25,771

        Non-participant directed investments:

        Common stock:
  *                             Kansas City Life Insurance Company                               14,753            29,742

        Participant loans:
  *                             4.75 percent to 10.0 percent                                          -            1,361

             Total non-participant directed investments                                        $ 14,753          $ 31,103

  *     Party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Kansas City Life Insurance Company
Savings and Profit Sharing Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2003
 (Amounts in thousands, except shares)

Party Involved and
Description of Asset    Transactions    Shares   Cost    Consideration   Net Gain

Kansas Ciyt Life
 Common Stock*          12 sales        91,098  $2,066      3,717         1,651

* Party-in-interst to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kansas City Life Insurance Company:

We have audited the accompanying statements of net assets available for plan benefits of Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-Schedule of Assets Held at End of Year and Schedule H, line 4j-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP

Kansas City, Missouri
March 11, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Tracy W. Knapp, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company 401(K) Savings Plan By: Kansas City Life Insurance Company /s/Tracy W. Knapp Tracy W. Knapp Senior Vice President, Finance June 25, 2004